UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): July 19, 2021

INVESTINDUSTRIAL ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39720	98-1556465
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Suite 1, 3rd Floor, 11-12 St James’s Square London, United Kingdom	SW1Y 4LB
(Address of principal executive offices)	(Zip Code)

+44 20 7400 3333

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-third of one redeemable warrant	IIAC.U	New York Stock Exchange
Class A Ordinary Shares included as part of the units	IIAC	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	IIAC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

On July 19, 2021, Investindustrial Acquisition Corp., a Cayman Islands exempted company (“IIAC”), and Ermenegildo Zegna Holditalia S.p.A., a joint stock company incorporated under Italian law (“Zegna”), held a webcast to discuss the proposed business combination (the “Business Combination”) between IIAC and Zegna. The transcript of the webcast is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The foregoing Exhibit 99.1 is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information

In connection with the proposed transaction, Zegna will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (the “Registration Statement”) that will include a prospectus with respect to Zegna’s securities to be issued in connection with the Business Combination and a proxy statement with respect to the shareholder meeting of IIAC to vote on the proposed transaction. Shareholders of IIAC and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Zegna, IIAC and the proposed transaction. After the Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the Registration Statement will be mailed to shareholders of IIAC as of a record date to be established for voting on the proposed transaction. Once available, shareholders of IIAC will also be able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Investindustrial Acquisition Corp., Suite 1, 3rd Floor, 11-12 St James’s Square London, United Kingdom SW1Y 4LB. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

IIAC and Zegna and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of IIAC and their ownership is set forth in IIAC’s filings with the SEC, including its Form 10-K for the year ended December 31, 2020 and subsequent filings on Form 10-Q and Form 4. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the IIAC shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Investindustrial Acquisition Corp., Suite 1, 3rd Floor, 11-12 St James’s Square London, United Kingdom SW1Y 4LB.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available to IIAC and Zegna. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans as they relate to the proposed transaction, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although each of IIAC and Zegna believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of IIAC and Zegna caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by Zegna with the SEC and other documents filed by IIAC or Zegna from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside IIAC’s and Zegna’s control and are difficult to predict. Forward-looking statements in this communication include, but are not limited to, statements regarding the proposed transaction, including the timing and structure of the transaction, the proceeds of the transaction and the benefits of the transaction. Neither IIAC nor Zegna can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from IIAC’s shareholders or satisfy other closing conditions in the Business Combination Agreement, the occurrence of any event that could give rise to the termination of the Business Combination Agreement, the ability to recognize the anticipated benefits of the Business Combination, the amount of redemption requests made by IIAC’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by Zegna with the SEC and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2020 of IIAC and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by IIAC, Zegna, their respective directors, officers or employees or any other person that IIAC and Zegna will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of IIAC and Zegna as of the date of this communication. Subsequent events and developments may cause that view to change. However, while IIAC and Zegna may elect to update these forward-looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of IIAC or Zegna as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of IIAC or Zegna, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Transcript of Webcast, dated July 19, 2021

†

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 20, 2021	INVESTINDUSTRIAL ACQUISITION CORP

	By:	/s/ Roberto Ardagna
	Name:	Roberto Argagna
	Title:	Chief Executive Officer

Exhibit 99.1

Antonio Gatti:	Ladies and gentlemen, welcome to the Zegna Group Investor Presentation. My name is Antonio Gatti; I am a Managing Principal of Investindustrial that is the sponsor of the Investindustrial Acquisition Corporation and I will take you through a brief introduction.

Let me move to Page 1 of the presentation. As you know, Investindustrial has built its success and reputation over the past 30 years by partnering and supporting strong brands and visionary entrepreneurs in their quest for growth and globalization. So, when we launched and raised our SPAC at the end of last year, we gave ourselves three key objectives: to find a partner in the consumer luxury space; to find a partner to support in Southern Europe, in particular, in Italy; and the third objective, a partner who would share the core principles of support, of sustainability, and ESG that is a part of our DNA at Investindustrial.

So, we believe that the Zegna Group hits a count on all three objectives and is the very reason why we raised our SPAC in the beginning. The listing of Zegna Group on the New York Stock Exchange will be a landmark event, one of the few remaining opportunities to invest in a truly global, primary leading luxury group.

I will now take you through the details of Page 1 because Gildo and the team I will take you through the story in more details. But let me just say one important thing: this partnership is a long-term partnership that we have built over the course of the past month while we were working together to present you this investment opportunity, and we are committed with an important FPA of approximately $225 million and a longer-than-average lock-up, and an important stagger promote that kicks in at different price levels.

With this, this let me turn to Page 2 just to introduce you to the market in which the group of Zegna operates and it’s a market that’s being structurally growing and extremely resilient to downturns driven by secular trends, and where China plays a very important role--all features that resonate well with the Zegna story.

With this, I would like to hand over to Gildo Zegna, who will take you through the key elements of the story.

Gildo Zegna:	Good morning, ladies and gentlemen. My name is Gildo Zegna; I’ve been serving the company for 40 years and the company is more than one century old--as a matter of fact, 111 years old. You see that the man on the right side is my grandpa, founder of the company, Ermenegildo Zegna, that has been a visionary; you see him walking on a road that is called Panoramica Zegna in the Northwestern Part of the Alps; and he planted, in 1930s, half a million trees on this mountain that today, is called the Oasi Zegna, a national park 30 times the size of Central Park,

New York. He had been an entrepreneur; he’s the one, who in competing with the English fabrics between the two wars, he launched his Zegna brand to the quality and creativity of his fabric; and I think that he has been an ecologist a while before the word “sustainability” became a common practice in marketing.

So, we carry forward this value and we go back 40 years from where we are today; and you see me in New York as Head of America in 1981 when the brand was surely not well known, and my dream was to make the success of Zegna in America. I must say that America gave me a lot; I learned what the retail business is about from people like Aaron Emerk, Stanley Marcus, Fred Pressman of Barneys, and I think that they remember there was the importance of clienteling, the importance of relationship which guided us into the retail pieces that today is guiding our way forward.

I must say that I served many celebrities, and I think it was worth mentioning that one of the first that I served was Steve Jobs job in the ‘80s--early ‘80s--where I made for him, a double-breasted blazer made to measure; I remember it was a Sunday afternoon in our showroom since I did not have a store yet in New York. So, great, great memories.

However, I think a big step forward was done a few years ago well before COVID, that I declare to myself, to the entire organization, and to the outside customer of ours, that Zegna wanted to move the perception of its brand from tailoring to luxury visual work. Why is that? Because I felt that the world was going one direction, less, if you will, formal, less prepared, and we had to create the premises to take advantage of this incredible phenomenon of the world going casual. I must say that COVID enhanced this phenomenon, and thank god that we decided, and the numbers show that we were right. Right now, clothing is still down, but we see the coming out strong of the new luxury leisure wears.

As a matter of fact, this way of dressing will go forward; that doesn’t mean that we will forget about our heritage in suiting; on the contrary, suiting will be back, but in another form; and we can talk about the tailoring; we can talk about modern tailoring; and the suit and the jacket going together with the upper casual, and this is the transformation that we want to bring about. As a matter of fact, this transformation will be enhanced in November by the launch of a mono-brand, Zegna from ______ [00:06:56] to Zegna to make the whole collection more focused, to make the message that we bring forward through the store, through the packaging, through the digital, through the marketing overall much more, I would say, in a way, more direct; and I think that this will be in conjunction with the IPO. So, the timing, I think, is perfect.

An incredible breakthrough took place in the early ‘90s. Zegna being pioneered from his founder to the second generation of my father and uncle, and to my generation; we decided to go to China first before any other luxury brand. I think we had a foresight to take a risk, a challenge and we were rewarded. Today, China is our largest market, and it’s going to stay as such is growing and keep growing double-digits. Why? Because we understood that serving the organization, being close to customers, going direct instead of going franchising was the way to go. We have a direct link with the clients, and we see where the client is going, what the client wishes; and so, every innovation surely starts in the part of the world and we see that reaction has been quite incredible. If you think that China will be close to 50 percent of the luxury business in a couple of years, we must say that we are on the right track, and I must say that any brand that is not strong in China today will not make it in the future luxury world.

Thom Browne. Thom Browne has been a fantastic opportunity for us. I was lucky, I was smart, I don’t know what I was, but when in 2019 came an opportunity, I jumped on it, and I just acquired it. Today, we have majority--a strong majority and Mr. Thom Browne is still with us as a minority shareholder; we have a great team led by Rodrigo Bazan that will tell you more about Thom Browne in a moment; but I must say that the brand is just hot, keeps growing, keep doing well all over the world; iconic, fresh fashion, and millennials, very strong in Asia, multi-product, and so I think I can’t tell anything more. We just integrated the brand well with the rest of Zegna; and Zegna has become the major supplier in textile for Thom Browne; Zegna is responsible for the made-to-measure production of Thom Browne, and also the manufacturing of many of the product.

So, a full integration in culture, in the supply chain and I think this is the perfect manner of acquisition: respect the culture, work with the team, and just support, financially, the growth.

So, that means that the next acquisition should follow the same rules of Thom Browne if we get the right acquisition. This is a very important part of Zegna is vertical integration; it’s a unique proposition of Zegna that nobody else in luxury has because it’s very competitive, it’s very innovative for our brand and for other brands too. What is this? We go from sheep to shop; we go from our superfine merino wool in Australia with the farm that we own; through the ultimate customers up to state customer service with the delivery of our made-to-measure product at home around the world in a record in a record time. And I think that this was done gradually, and I must say that I spearheaded the creation of this luxury laboratory platform in the past couple of years by integrating a good number of textile know-how that really has become the crown jewel of our platform, by which we offer to our customers, the best product innovative with the right service, and with the top quality. So, I would say this is a real first in Zegna that we continue because we will keep integrating more specialized textile companies within our group to provide the ultimate innovative and customer service to other luxury friends.

This is basically it; I mean I think I did highlight the major point of what it is today, but I could not end my presentation without highlighting the strength of the team. There is no strong brand, there is no future without a strong team; I think we have one of the strongest team in luxury, well-put-together, super-energized. Let me start Slide 10 with the team with me on this journey. Gianluca Tagliabue, starting from the left, the Chief Operating Officer and Chief Financial Officer; Edoardo my son, Head of Marketing, Sustainability, and Digital; Rodrigo Bazan, CEO of Thom Browne; and then in the box, Alessandro Santorini Artistic Director of Zegna; and Thom Browne, Founder/Executive Director of Thom Browne.

Thank you, and I passed the baton to Edoardo Zegna, who will tell you what makes Zegna different.

Edoardo Zegna:	Nice to meet you. My name is Edoardo Zegna and I’m part of the fourth generation of the family. The place you see on your screens, on your presentation it’s called Oasi Zegna, this is not a normal place and nobody else has ever done something like this. What my great grandfather did is extraordinary. I think it’s still today, the single strongest bond of belonging that my generation as much as all the employees have to the founder. This is our legacy, it’s the heart of our group, it’s our DNA and it’s definitely a sustainable one.

This makes us different; it’s our story of vertical integration; in 110 years of history, controlling our own supply chain has been the key to our success: we control the quality, we control the speed, we can grow the creativity across the entire value chain, serving ourselves as much as our partners. And the slogan my father shared, “From Sheep to Shop,” it’s a funny one but it’s definitely a true one, and we’re probably the only ones that actually claim it. In 2014, we acquired a farm in Australia with 20,000 sheep; it’s called Achill Farm, and all the wool that comes from that farm is 100 percent traceable across all the steps into production until you find it in store. So, if you go to the store today, some of the suits you find will have the Achill label inside it.

If you want to create excellence, though, you need to have control; and the Made in Italy luxury laboratory platform is what we consider our crown jewel. Let me dissect the sentence: “Made in Italy,” Made in Italy is not a place; it’s the most famous brand in the world. Luxury. Clearly the highest form of excellence. Then “laboratory”, a constant pursuit of innovation with the most luxury fibers in the world; and lastly our platform: what you see on the left of the chart is a layer of textile and manufacturing company in the most specialized and high-end level of excellence: one specializing cashmere; one in wool; one in jersey; one in creativity, one in half, and I can keep going. But these are not just names, these are the excellence of craftsmanship in Italy; we have purchased them and made them part of our arsenal at our disposal and disposal of our brands and partners. And as a testimony of the innovation we try to put in all of this, we have 250 people solely working on R&D.

Bottom right, you see our clients, the brands that leverage our platform by purchasing textile and manufacturing goods. Why do they use it? Because this is the creme de la creme of excellence in Italy. And these, as you can see, are not just brands: these are the best of the best. And the best part of having the best of the best is that you get challenged every day, you get pushed every day to learn and to push for what is possible.

Top right, finally, are your proprietor brands: Zegna and Thom Browne that leverage this platform fully across the entire value chain and today, about 70 percent of production of our proprietor brand is made in Italy. So, Zegna Group is rewriting, through this platform, the future of luxury. It’s control, it’s flexibility; it’s speed; it’s creativity, and all of it can be scaled and plug and play. This is what we like to call excellence.

If you want to keep pursuing excellence, you need to innovate, but you can’t just buy innovation; it has to be part of you. These are three points that I’ll have to bring to your attention that we’re very proud of. The first one is Use Existing. Of every garment produced, about 15 percent of its fabric goes to waste; so, this is not just fabric, this is the highest-end fabric in the world. So, why are we wasting it, why are we discarding it. So, we decided to set it green; making the dream of zero waste possible. We launched three years ago and we call it Use the Existing. We upcycle discarded fabrics and garments and give them a second life; and if you go to the store today, you can find some products with the Use the Existing label inside it.

The second point that we’re very proud of is Made to Measure. This is the king of our services and let me tell you four things that make this really special. The first one is it’s a service: you can receive a garment in less than four weeks worldwide; the second one is its scale, it represents today, 10 percent of our business, and this year will be about €90 million; it’s literally a small company by itself. The third is its efficiency and profitability; it’s made to order, so there is no waste and it’s extremely profitable. And the fourth, and most important, is choice: you can customize something from leisurewear, to tailoring, to shoes, to accessories, literally the entire collection.

The other point about our platform that we’re proud of is the digitalization of the value chain. Digitizing it means that we streamline the cost, we add the speed, we have creativity. So, this is not just a manufacturing platform, this is a digital creative laboratory.

Page 16. My father talked to you about China; China definitely makes us different. He talked about the predictions, he talked about the contribution that the Chinese market has in the total revenue. But what makes us more proud about China is the right charts that you see on the page: it’s customer awareness and net promoting score. We’re right up there with the top French and Italian luxury companies and our awareness with the Gen Z and millennials, key demographics in today’s consumer world, are the highest global in China. And this demonstrates very clearly our strengths and effectiveness of our CRM and our customer simplicity, having localized and personalized our company to adapt to Chinese needs and culture. This clearly speaks volumes for the future.

Gildo Zegna:	I spoke to you so far about Zegna Group and what set us apart. Now, let me deep-dive into the Zegna brand and Rodrigo Bazan, the CEO of Thom Browne will speak to you about Thom Browne.

The Reset. In these two years, the world has changed--our habits, our freedom, our work everything has to adapt. We saw in the month following lockdown, that all of our customer joggers and litter were sold out. Why? Because we wear the same outfit into a wardrobe as one walks into a park.

Page 19. But this trend started way earlier and we anticipated it; and the best news in this evolution is that we retained the loyal customer and their average order value increased drastically because of the new composition in leisurewear and accessories. You have to consider that in tailoring, you have about five SKUs: it’s a formal shirt, it’s a tie, it’s a suit, it’s a formal belt and formal pair of shoes; but it’s made to order--you can name it--10, 20, 30--depends whether you want to be more casual, more formal, more sporty, more fashionable.

So, the best uses where we transitioned our loyal tailoring consumers into leisurewear, and you can see from this chart that our predictions are that more than 50 percent of our turnover will come from leisurewear as a whole.

Now, tailoring is not going to go anywhere and we’re still very proud of it; we want to remain top of mind of our consumer. Yes, it was important for us to adapt to the new needs and be part of the new leisurewear. But our success shouldn’t be resting state. What’s next for Zegna? These are three strategic actions that we’ll be undertaking and some of them we’ve already started to undertake. The first one is about focus; with focus, you bring clarity, you bring strength, and you bring recognizability. The results we’ve been seeing in our leisurewear collection made it very easy for us to decide to merge the collections into one sole brand: we consolidate the big ideas; we streamline the sampling; we focus both the investment as well as the vastness of the collection being able to create a more iconic product that speaks to this new Zegna, to this new leisurewear Zegna. This new Zegna will have a new logo, a new distinguishing trace, a sign across all products to make it very recognizable, and you’ll be pleased to know that we decided to use the listing in November of this year to launch this sole brand. I can’t unveil anything else yet, but this will be the single biggest marketing campaign the company has ever undertaken; it will be focused in New York.

At Zegna, we start small and we scale big. And with this idea of focus, with focus, you bring clarity, strength or recognizability icons are the best example for this; and those are what are going to help us to become even more iconic and more recognizable. Our first real icon has been the Triple Stitch, is the sneaker you see on the right; it’s our bestseller? Why is it our bestseller? Because it bridges perfectly our success in versatility and comfort that our new leisurewear world is bringing to the table. And you can see on the left-hand side, that our units this year, we’ll be selling about 53,000 units, which means about €35 million turnover just for the sneakers alone.

And the best news about this is the fact that when you bring iconicity and when you bring recognizability, the online penetration suddenly starts becoming extremely interesting; and issue like this has an online penetration of about 10 to 15 percent depending on the market. Now, our goal is to keep creating icons like this and to make the company very strong and recognizable across all the product categories.

Last is a great study of the new younger consumer and collaboration and our ability to attract this younger consumer. We collaborated, in September 2020, with Fear of God, an LA streetwear designer that is very authentic in America around streetwear. The results were amazing; we acquired about 15,000 younger customers aged 18 to 34; online penetration was about 40 percent and our recognizability with our logo around iconic products was outstanding; we sold out in literally 48 hours in a lot of the products.

Now, this is just the beginning of our strategy grand collaboration because the attractiveness and power of our brand will be definitely pushed by partnering with more of these brands, amplifying our core.

This is my part. I’ll pass on to Rodrigo Bazan, the CEO of Thom Browne, to speak to you about the success of Thom Browne. Thank you.

Rodrigo Bazan:	Thank you, Gildo. Good morning or good afternoon. My name is Rodrigo Bazan, I’m the CEO of Thom Browne since 2016. I joined the company with the previous ownership, and I saw this very successful transition into the Zegna ownership in 2018. I’ve been all working in the industry, was working for a solid 20 years ago at Gucci Group, got to LVMH; and this is the second New York-based company or brand I’ve run in the last 11 years.

I wanted to share with you this very intelligent article that Vanessa Friedman at the New York Times wrote in 2017 about Thom Browne. We had way smaller revenues than we were back in the days when I joined the company. Fast forward to 2021 and I think Vanessa Friedman was very wise. We’re now a company planning to be over $270 million in revenue in 2021; we have grown 4x in the last six years; we have doubled the revenue since Zegna arrived in 2018; and we had doubled the revenue in the previous three years. We have grown, expanding direct to consumer; we went from 14 stores in 2016 to 35 stores by the time that Zegna intelligently, acquired a majority stake in the company, to just over 75 stores right now; two-thirds of these stores are directly operated. And we have clear plans to exceed a hundred stores by 2023. All these stores are profitable.

This expansion and direct consumering, including being able to build everything from scratch, and building everything from scratch allowed us to be totally omni-channeled and built alongside of it, a very strong retail business, a very successful e-business. We’ve managed to do all these maintaining high level of profitability even while expanding even during a very tough 2020 COVID year.

But to understand the Thom Browne story--it’s a great story, but more importantly, I think, a great private equity-building story, it’s very important to identify four key elements. The first element is it was done 20 years in the making; it was not an overnight success. Thom did something very unique and therefore he worked very, very passionately to make a big point of difference with the company he was building.

Point #2: substance of products; the products were really well-made and the products really well-designed. Our quality is exceptional, it’s been exceptional since Day 1, and that’s why we’re so aligned to Zegna.

Number 3: clarity in the message; and number 4, consistency in the design. Even though we have seen great profitable growth, have always prioritized building our brand equity; we often delayed expansion until we got things right and we always envision the long-term position and strategy of the company before making any moves. Thom created--it was represented in museums because he established a new silhouette in menswear and now, he’s establishing something which is very unique in the women’s world.

The company started with 100 percent men’s business 20 years ago, moving to women, launching a small capsule of women in 2014; this collection of tailoring and suits for women and very much tailoring and expanding in the same categories of men; this became 15 percentage points of our revenue by 2016; became 25 percent of our revenues by 2018; and now it’s heading towards 35 percent of our revenues.

As far as accessories coming from a largely clothing business, we’re growing these categories to represent at least a quarter of all the revenues fairly soon. Thom created this very distinctive, very identifiable sportswear expression for the brand; with this, we managed to make highly-identifiable branding that applies to tailoring, sports, and accessories. Most of the athletes and celebrities in this page are first Thom Browne clients; these are all organic relationships, and totally unpaid projects. We identify and we start from upscale clients of the brand, we identify these relationships, and our teams work very tirelessly to make sure that we create these beautiful moments with celebrities.

The business started when we made-to-measure 20 years ago, and David Bowie was first client back in the day for Thom, which led to a flagship opening a few years later, which led to a wholesome expansion globally; which we continued with global retail rollout over the past five years.

We often say that our most important asset in the company is our talent and our clients. We have very loyal relationships with our clients and they have a very loyal relationship with us. If we look at growth mostly by understanding how many clients we add to the brand and, hopefully, without losing any clients; our biggest focus is maintaining and expanding our current clients. This is the way we build a very global business. Our future is built on three key pillars: our product strategies, and women and accessories will represent the larger share of our growth in the future because we see a company which is going to be represented by both genders.

Number 2: expansion of clients with value of growth, based on expansion of clients; and number 3, a very significant expansion of our brand awareness. Therefore, we continue to invest in digital marketing and in all the branding PR and communications and marketing activities we’ve been doing in past years; we’ll be doing all these maintaining our calmness. This will play in classicism in highly creative garments, tailoring, and sportswear—modern, but very neat and inspired-brand; but most importantly, catering to a very wide range of clients. We do have a very young followers, but we love also and we have clients of a wide range of ages and nationalities to serve.

DTC will be at the core of our growth, so direct to consumers stores, and online. Cultural. We love the cultural world maintaining, in a limited volume, the best we can for women and in the world if they give us amazing visibility into a large pool of clients.

We also have categories such as eyewear, which we have a very strong business; kits, which we launched earlier this year very successfully and we run only in our direct to consumers for the first year; and thirdly, the fragrance business that we created in-house expanding to just over six cents at the end of this year.

I would like to conclude by mentioning the data collection. The very intelligent idea of Zegna to investment in Thom Browne has a total alignment for quality and tailoring; but most importantly, everything has been organic because we have not been pushed into working with any of the divisions of the group; but the success of the division is a great source of opportunity for us to develop materials. Right now, we’re working very, very passionately with Zegna to develop a wide range of customers’ materials, and we buy tens of thousands of meters because they add tons of value for a product.

We also moved to made-to-measure, look into the Zegna, we’re doing men’s and women’s made-to-measure at Zegna, and this allows us to have a flawless execution of made-to-measure globally.

For us--and I’m speaking on Thom’s behalf and myself and our teams--Zegna represents a platform, more than a group of ownership or a brand, and they have also understood really well our brand how to defend a great ownership for our company because we find total alignment in the future.

With this, I would like to pass the floor to Gianluca Tagliabue, our Group Chief Operating Officer and Chief Financial Officer.

Gianluca Tagliabue:	Thank you, Rodrigo. Good morning, everybody. Today, I’m pleased to present you all with the strategies explained by Gildo, Edoardo, and Rodrigo, translating to our financial figures.

So, let’s start from Page 33 and you see our financial ID card for this year; the expected numbers for 2021 is in the range of €1.2 billion. I’m going to explain the figures in euros. The EBITDA is in the range of 22 percent, 264 million expected; and the EBIT at 9 percent, €111 million. The share of Zegna China this year is amplified at 51 percent compared to the 41 percent that we recorded in 2019 pre-COVID last year; this is due to the forced repatriation of Chinese travelers.

BTC is the major channel for us, it’s 77 percent. It was 74 percent before COVID, and this is due to the expansion of the retail network of Thom Browne mainly. The final figure expected for net debt is €84 million, which means that our balance sheet is quite healthy and we are not taking this deal in order to secure a safety net for our funding, but rather to create the base for scale and M&A exploration looking forward.

Let’s skip, at this point, to Page 34 here. Before deep-diving into the numbers, let me give you a bit of background to the growth levels that are important in the business plan. We see three buckets of growth. If we look at Project Canada’s perspective, we see luxury leisurewear, leather accessories including sneakers; and on Thom Browne’s side, women and accessories as the biggest drivers of growth from a product standpoint.

In terms of channel, we have seen that 71 percent is already directly consumer; we continue fostering this channel on Thom Browne’s side with the opening of roughly 30 stores from N20 to N23; and on the Zegna side, we are pursuing an increase in improvement in sales productivity euro per square meter through the right tuning of the network rather than increase of the network [00:34:36]; and on both branches, we see adaptable teams on the digital ecommerce side.

In terms of geography, China is a major part of our business, and we continue investing in order to maintain and protect our China leadership. We see, in the business plan, a comeback of business in America and Europe at pre-COVID levels basically in 2023, so we are cautiously not expecting a comeback--an entire comeback in 2022. On Thom Browne, of course, there is a global brand awareness journey because it’s still a brand that has room to grow, not only from a network perspective, but also in terms of brand awareness. All this will translate into an improvement in profitability which, in the business class, is quantified in 300 basis points from 9 percent EBIT margin to a 12 percent EBIT margin.

So, let’s now enter Page 35 into the key numbers of our plan. On the left, you see the revenues, on the right the EBIT. So, we recorded, in 2019, €1.3 billion, which declined in the disruption year of COVID last year to 1 billion, it was a minus -23 percent decline, which is very much in line with the numbers at the beginning and showed about the overall decline in the industry of luxury, -23 percent; so, our decline is in line with the industry for last year; this year, the budget plans, it bounced back almost at the 2019 levels, slightly shy of the 2019 levels by 100 million; and then going forward, we plan a figure of 11 percent ramping up figures, and I will explain them the drivers of growth in a quantity terms to 1476, which is slightly less than €1.5 billion.

In terms of EBIT, before COVID, we recorded €116 million EBIT; last year, due to the 300 million sales decline, our EBIT dropped by 100 million to €17 million. This year, we are expecting EBIT to bounce back already at the pre-COVID 2019 level; and then to ramp up by 60 million to 273 and in line with the 4 percent EBIT margin that I mentioned before.

Now, let’s move to Page 36. Here, we are presenting the current trading, and the current trading gives us some comfort that our 2021 numbers can be achieved; and probably, we are ahead of the curve. If we look at the right side of the page, the full year projection, 1.2 billion compared to the 1.3 of 2019—here the comparison is done in 2019 because 2020 is less meaningful due to the one-off disruption that occurred.

So, year over year, we are projecting the budget at -8 percent. If we look at our current exit speed from the first five months, our velocity is actually at -2 percent, which is much better than the -8 in the fourth year. So, looking at this stage, although we need to be cautious that the eruption and some volatility due to the lockdown, there are still present in some restrictions in some countries, our exit speed from the first five months gives us some confidence about our two-year numbers, and the achievement of those numbers and possibly to do slightly better.

If we do look at Page 37 looking forward at this point, this page gives a glimpse on the business plan increase in sales from 2021 to 2023; and there is a bridge by project category. So, as I said before, the first and biggest driver of growth is the Zegna luxury major offering. In 2021, the black bar at the bottom of the graph, you see that this year, we are doing €423 million, and the expectation is that this offering will reach 518; so, it’s a 95-million growth, and this is coming mostly from those categories where we see big success in our stores today; and it’s knitwear, outerwear, jersey, new informal of constructed jacket; informal trousers, jumper pants jeans. This growth is not just a projection, it’s a fact in the first five months as I said before; this is one of the drivers of growing at a higher speed than what we plan in the budget.

And if we look also a bit forward in the Spring ‘22 collection that we are selling now to the wholesale accounts, we are seeing good return especially in knitwear, outerwear, trouser, jeans, we are seeing double-digit growth on those categories compared to last year. So, we are seeing response both from consumer as well as wholesale accounts, and this catalyst gives us comfort about the projected growth in leisurewear.

The second bucket, as I said before, is sneakers. Eduardo was explaining the case of Triple Stitch; and we see that that wave is not over, whether with Triple Stitch or other models that we are going to launch, and we are expecting a 45 million growth in the leather accessories driven by this, but also other types with black belts are nicely increasing their business.

Finally, the third big bucket is the growth of Thom Browne. As Rodrigo explained, there are several dimensions of growth both from retail expansion as well as in terms of category development—women and accessories mainly. So, the plan of Thom Browne is to move from €250 million in the budget this year to about €300 million in 2023; and, again, Thom Browne, as I said before, luxury leisurewear is running well compared to budget; also, Thom Browne, this year, is running higher than budget in the first five, six months.

If we move to Page 38, it’s the same analysis, not from a project category perspective, but from a geography standpoint. So, you notice in 2021, €530 million of business coming from Greater China which is 51 percent of the Zegna and Thom Browne brand; and this number is expected to lift to almost 600 million with a lower incidence on the overall business. So, the stake of China is going from 51 percent to 46 percent, which is more in tune to the historical numbers before COVID. We are expecting a nice growth in the rest of Asia, mainly those destinations that are Singapore, Thailand, Australia, Japan, where we are forecasting a comeback of regional tourism within Asia before the comeback close to the western world.

Europe and America are planning to go back to pre-COVID levels in 2023 with one exception: it’s the wholesale US channel where we are not planning to go back to 2019 because that channel likely changed; some accounts were out of the market, like [00:43:44] for instance; and, in other situations, we decided to reduce the door presence of Zegna in order to focus on fewer and better goods that can give proper visibility and celebration of the Zegna collection as a whole and not just constrained into the form of offering; so, we didn’t want to be limited indoors that they’re offering then only with the formal angle. So, this is the reason why wholesale North America is not going back to continental levels.

Finally, on Page 39 here, we can appreciate the strength of EBIT after the one that we have seen in terms of sales. This page needs to be read on a column-by-column basis and the first column on the left explains how we went from €116 million EBIT in 2019 to 17 million in 2020: we had, last year, a reduction of €300 million from 1.3 to €1 billion. This generated, of course, a reduced gross margin. We offset, partially, the blow of sales decline by activating a portfolio of cost initiatives that are either one-off, but also initiatives that are structural and we carried them forward into ‘21, and next.

So, at the end, the 300 million decline last year generated just a €100 million EBIT decline because of the cost reaction and the optimization that we activated. This reaction is visible this year since the bounce back of sales is not entirely, just 200 million after the decline of 300 million last year; but we are planning to land at the same EBIT level as in ‘19 because as I said, some cost revision were structural both in terms of the occupancy cost of the retail method in terms of account and personnel cost, as well as in terms of general expenses. For instance, I name one example, we reviewed structurally, our cost of prototyping and sampling.

Going forward, we are expecting 111 million EBIT this year to increase by 60 million to 173, from 9 percent to 12 percent, driven by the sales growth of 273 million, and we’re embedding the plan, some increasing cost after the two years cost containment, we are investing in marketing, a 1 percent increase in marketing spending over sales, landing roughly in the range of 6 percent; we are investing revenue in digital not just in terms of e-commerce, but also in terms of CRM in order to be able to give digital outreach to our customer advisors with the portfolio of clients that they have, not just lawyers, but also to retain new customers. And of course, the growth of sales is also coming along with the retail expansions and thus increasing occupancy and personnel cost in the stores.

Anyway, the cost in sales will be a higher percentage than the increase in cost, and so, we will enjoy, of course, the cost leverage generated, in this way, the 300-basis point addition to the EBIT margin.

Having said this, I will hand it over, at this point, to Antonio Gatti, who will finish explaining the deal and the underlying content evaluation. Thank you.

Antonio Gatti:	Thank you, Gianluca. So, I will spend the next couple of minutes discussing transaction structure and benchmarking evaluation. So, if we move to Page 43, you can see the sources, use, and the shareholding measured at $10 per share; and the enterprise value measured at the same level. So, in addition to the approximately $400 million of cash raised at the time of their IPO, we raised approximately $250 million of PIPE; as you know, upsized from the original target of 200 million, thanks to the strong demand we experienced during the marketing; and at Investindustrial, we’re committing to $225 million FPA.

This leaves to our shareholding measured at $10 per share of approximately 62 percent for existing Zegna shareholders, 11 percent for Investindustrial; and the rest a strong free float to guarantee the right level of liquidity since Day 1.

The current price value measured, again, at $10 per share is approximately $3.2 billion or 18x 2022 adjusted EBIT multiple.

Moving on to Page 44, the growth that Gianluca described to you before in terms of expected growth compares favorably with the rest of the luxury group. As you can see on this page, both in terms of revenue CAGR 2021-2023 and EBIT CAGR 2021-2023, the Zegna Group sits at the top quartile of the luxury group both compared to the large luxury conglomerates like LVMH and Kering, and to the mid-cap companies like Moncler, Prada, Ferragamo and Brunello Cucinelli.

On the next page, we compare the 18 times multiple that, as I mentioned, is the implied multiple at $10 per share to where the rest of the luxury groups trade at the moment. This was measured as at June 25, 2021, because this is the day which we started the marketing of the pipe. And, as you can see, this compares favorably to the rest of the group, the evaluation of Zegna Group at $10 is at a discount to both the large conglomerates and also to all the other mid-cap luxury peers.

With this, I would like to hand over, again, to Gildo for a brief closing remark.

Gildo Zegna:	Thank you, Antonio. One last word on our vision going forward. I think that we leverage on our legacy values, our sustainability routes, and our integrated Made in Italy platform. And, of course, on our global brand awareness to strengthen the positioning of our brand worldwide. It’s going to be very important to keep investing in order to consolidate our leadership in talent first. I think that talent remains a must have, having the right people in the right places, and being well-motivated is key.

Of course, creativity and innovation is a must to stay at the front of the leadership; technology also is a very important priority. And I don’t mention quality because it has been like that from the beginning of our story.

I believe that if we will accomplish that, which we will, then the result will create sustainable and profitable growth for the years to come.

Thank you very much.